SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.): 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 07, 2024

1.              DATE, TIME AND PLACE: On October 07, 2024, held in a remote manner.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with attendance of all the Board Members indicated below. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND MATTERS FOR KNOWLEDGE OR OF INTEREST TO THE COMPANY:

3.1.         SUBJECT TO RESOLUTION: After due analysis of the subject submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s headquarters and Corporate Governance Portal, the following resolution was unanimously taken by the Board Members:

(i)	PD.CA/BAK-31/2024 - Issuance of Debt Securities and offer to repurchase Debt Securities in the International Capital Market – after previous analysis of the matter by the Finance and Investment Committee, which gave a favorable opinion to its approval, the Board Members approved PD.CA/BAK-31/2024 to authorize: (i) the issuance, by Braskem Netherlands Finance BV (“Issuer”), of Debt Securities in the Capital Market (“Notes”) to be offered to qualified institutional investors, resident and domiciled in the United States of America, based on the regulation issued by the Securities and Exchange Commission, specifically "Rule 144A", and in the other countries, except Brazil and the United States of America, based on "Regulation S", guaranteed by the Company, in its capacity as the Issuer's parent company, whose main characteristics are described in Exhibit I of PD.CA/BAK-31/2023 (“Issuance”), (ii) the tender offer of up to any and all, without any limitation, subordinated bond note due in 2081 and coupon of 8.50% per year in circulation (“Repurchase Offer”); (iii) the Officers of the Company and of the Issuer to engage financial institutions to coordinate and provide the services necessary for the formalization of the Issuance and the Repurchase Offer, as well as to execute any and all contracts, certificates and other documents necessary for the implementation of the operations subject to the resolutions in items (i) and (ii) above, including, but not limited to, the execution of the indenture, purchase agreement, offering memorandum and amendment to the indenture to reflect the definitive pricing determined in the bookbuilding process, the dealer management agreement and the repurchase offer, if applicable, related to the respective issue of debt securities and repurchase offer; and (iv) the ratification of all acts performed and expenses incurred by the Company and/or the Issuer and any of their Officers or authorized representatives in relation to the matters described in items (i) and (ii) above.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.): 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 07, 2024

3.2.	Subjects for Knowledge: Nothing to record.

3.3.	Subjects of Interest to the Company: Nothing to record.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, October 07, 2024

José M. Mettrau Carneiro da Cunha	Lilian Porto Bruno
Chairman	Secretary

André Amaro da Silveira	Carlos Plachta

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.): 42.150.391/0001-70

Company Registry (NIRE) 29.300.006.939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 07, 2024

Danilo Ferreira da Silva	Gesner José de Oliveira Filho

Héctor Núñez	João Pinheiro Nogueira Batista

José Henrique Reis de Azeredo	Juliana Sá Vieira Baiardi

Paulo Roberto Britto Guimarães	Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.